Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

RECEIVED
2006 MAR -6 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011304

SUPPL

Montréal
Toronto
Ottawa
Calgary
New York

March 1, 2006

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since January 31, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier*(with encls.)*

PROCESSED
MAR 06 2006
THOMSON FINANCIAL

dw 3/6

MONTREAL:627676.2

osler.com

File No. 82-3764

OSLER

SCHEDULE A
March 1, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	MRRS Decision Document dated February 9, 2006 and Receipt for Preliminary Short Form Prospectus dated February 13, 2006	February 13, 2006	4.5
2.	Preliminary Short Form Base Shelf Prospectus dated February 9, 2006	February 10, 2006	4.5
3.	Certificate of Mailing for the Preferred Shares Series 15 and 16 of the Capital Stock of National Bank of Canada dated January 27, 2006 regarding the Annual Meeting of Shareholders to be held on March 8, 2006	February 1, 2006	1.1
4.	Certificate of Mailing for the common shares of the Capital Stock of National Bank of Canada dated January 27, 2006 regarding the Annual Meeting of Shareholders to be held on March 8, 2006	February 1, 2006	1.1

File No. 82-3764

OSLER

RECEIVED
2006 MAR -6 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE A
March 1, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	MRRS Decision Document dated February 9, 2006 and Receipt for Preliminary Short Form Prospectus dated February 13, 2006	February 13, 2006	4.5
2.	Preliminary Short Form Base Shelf Prospectus dated February 9, 2006	February 10, 2006	4.5
3.	Certificate of Mailing for the Preferred Shares Series 15 and 16 of the Capital Stock of National Bank of Canada dated January 27, 2006 regarding the Annual Meeting of Shareholders to be held on March 8, 2006	February 1, 2006	1.1
4.	Certificate of Mailing for the common shares of the Capital Stock of National Bank of Canada dated January 27, 2006 regarding the Annual Meeting of Shareholders to be held on March 8, 2006	February 1, 2006	1.1

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

RECEIVED
2006 MAR -6 A 10: 11

English summary of the MRRS decision document dated February 9, 2006

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus dated February 9, 2006.

Dated at Montreal, February 13, 2006

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 888397

AUTORITÉ
DES MARCHÉS
FINANCIERS

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS

ET

Banque nationale du Canada

Nom de l'émetteur

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 9 février 2006 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de la *Saskatchewan*, du *Manitoba*, de l'*Ontario*, du *Québec*, du *Nouveau-Brunswick* et de la *Nouvelle-Écosse*, de l'*Île-du-Prince-Édouard* et de *Terre-Neuve et Labrador*.

Fait à Montréal, le 13 février 2006.

L'Autorité des marchés financiers,

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

Numéro du projet SEDAR : 888397

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

RECEIVED
2006 MAR -5 A 10: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

English summary of the decision of the Autorité des marchés financiers dated February 13, 2006

DECISION NO.: 2006-MC-0349

SEDAR PROJECT NO.: 888397

RECEIPT FOR PRELIMINARY SHORT FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to Section 20 of the *Securities Act* (Québec), the receipt is issued for your preliminary short form prospectus dated February 9, 2006

L'Autorité des marchés financiers

February 13, 2006
Date of the receipt

[signed]

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-0349

NUMÉRO DE PROJET SÉDAR: 888397

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Banque nationale du Canada

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 9 février 2006.

L'Autorité des marchés financiers,

Le 13 février 2006
Date du visa

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

File No. 82-3764

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394 6080, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and are also available electronically at www.sedar.com.*

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act). See "Selling Restrictions".

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

February 9, 2006

NATIONAL BANK OF CANADA

CDN$2,000,000,000

Medium Term Notes (Structured Notes)

National Bank of Canada (the "Bank" or "we") has its head and registered office at the National Bank Tower, 600, de La Gauchetière Street West, Montreal, Québec H3B 4L2. The Bank may offer to the public from time to time, during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains valid up to Cdn.$2,000,000,000 aggregate principal amount, or the equivalent thereof in one or more non-Canadian currencies or currency units, of its medium term notes (the "Notes") to be issued in one or more tranches of one or more series. Each Note may be subject to redemption at the option of the Bank, in whole or in part, prior to its stated maturity date, as specified in the applicable pricing supplement. The Notes constitute direct, unsecured and unsubordinated obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**

The specific variable terms of the Notes to be offered and sold hereunder will be set out in pricing supplements which will be delivered to purchasers together with this Prospectus in conjunction with the sale of the Notes. The Bank reserves the right to set forth in a pricing supplement specific variable terms that are not within the options and parameters set forth herein. **Unless otherwise specified in the applicable pricing supplement, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors".**

Unless otherwise indicated in the applicable pricing supplement, the principal amount of the Notes will not be guaranteed and will be at risk. As a result, investors could lose their entire investment in the Notes.

Rates on Application

The Notes may be offered by National Bank Financial Inc. ("NBF") pursuant to the Dealer Agreement referred to under "Plan of Distribution", and by such other investment dealers as may be selected from time to time by the Bank (collectively, the "Dealers" or, individually, a "Dealer"). The Dealers shall act as the Bank's agents or as principals, as the case may be, subject to confirmation by the Bank. The rate of commission payable in connection with sales of the Notes by the Bank through the Dealers acting as agents will be set forth in the applicable pricing supplement. The Notes may be offered at a discount or premium. The Bank may also sell Notes to any Dealer, as principal, at such prices and with such commissions as may be agreed upon by the Bank and such Dealer, for resale to the public at prices to be negotiated by the Dealer with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. The Notes may also be offered directly by the Bank to purchasers pursuant to applicable statutory exemptions at such prices and on such terms as may be negotiated by the Bank with any purchaser. The offering is subject to approval of certain legal matters on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by Stikeman Elliott LLP.

NBF is a wholly-owned subsidiary of the Bank. Consequently, the Bank is a "related issuer" of NBF within the meaning of applicable securities legislation in connection with the offering of Notes under this Prospectus. See "Plan of Distribution".

Unless otherwise specified in the applicable pricing supplement, upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global notes ("Book-Entry Notes").

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this Prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Bank may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" and the factors detailed in the Bank's filings with Canadian securities regulators, including its annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in relevant markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. The Bank does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6080, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and are also available electronically at www.sedar.com.

The following documents have been filed by the Bank with the Superintendent of Financial Institutions and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form dated January 18, 2006;

(b) the Audited Consolidated Financial Statements for the year ended October 31, 2005, which include comparative consolidated financial statements for the year ended October 31, 2004, together with the Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2005;

(c) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2005 and 2004 and for the years then ended; and

(d) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders to be held on March 8, 2006, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars and any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure document filed pursuant to an undertaking to a provincial or territorial securities regulatory authority filed by the Bank with a securities regulatory authority in Canada, after the date of this Prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim financial statements, the previous management proxy

circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this Prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific variable terms for an issue of Notes and any other additional or updated information that the Bank elects to include therein will be delivered with this Prospectus to purchasers of such Notes and will be deemed to be incorporated into this Prospectus as of the date of such pricing supplement only for the purposes of the offering of the Notes covered by such pricing supplement.

You should rely only on information contained or incorporated by reference in this Prospectus. We have not, and the Dealers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Dealers are not, making an offer to sell these Notes in any jurisdiction where the offer or sale of the Notes is not permitted.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this Prospectus.

In this Prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

NATIONAL BANK OF CANADA

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head and registered office is located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

Business of the Bank

The Bank offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2005.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used for general banking purposes of the Bank.

DESCRIPTION OF THE NOTES

The Notes will be issued in one or more tranches of one or more series. The Notes will be issued from time to time during the 25-month period that this Prospectus remains valid in an aggregate principal amount not to exceed Cdn.$2,000,000,000 or the equivalent thereof if the Notes are issued in currencies or currency units other than Canadian dollars.

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable pricing supplement, will be applicable to the Notes and, subject further to simplification by deletion of non-applicable provisions, will be endorsed on Notes in definitive form. For greater certainty, the applicable pricing supplement in relation to any series of Notes may

specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following conditions, replace or modify the following conditions for the purposes of such Notes.

Terms of the Notes

The Notes will constitute unsecured and unsubordinated general obligations of the Bank and will rank equally with all other unsecured and unsubordinated indebtedness of the Bank from time to time outstanding. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

The Notes will be offered on a continuing basis and will mature as specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the Notes of each series will be issuable in minimum denominations of Cdn.$100 and integral multiples thereof. The Notes may be interest bearing or non-interest bearing. Interest bearing Notes will bear interest at either fixed or floating rates as specified in the applicable pricing supplement.

Unless otherwise indicated in the applicable pricing supplement, the principal amount of the Notes will not be garanteed and will be at risk. As a result, investors could lose their entire investment in the Notes.

Unless otherwise indicated in a Note and in the applicable pricing supplement, the Notes will be denominated in Canadian dollars and the Bank will make payments (including as to principal of, and premium and interest, if any) on the Notes in Canadian dollars. Unless otherwise specified in the applicable Note and pricing supplement, the Bank will pay money upon payment of the discharge of the Notes of a series when due or upon redemption. If the applicable Note and pricing supplement so specifies, the Bank will deliver cash and/or securities and/or property or a combination of money and/or securities and/or other property, in either case payable or deliverable upon payment of the discharge of the Notes of a series, when due or upon redemption. The amount of money, securities, other property and/or combination of money, securities and/or other property to be payable or deliverable to holders of the Notes upon payment of the discharge of the Notes is referred to as the "Maturity Consideration" for such Notes.

If the maturity date of a Note or any interest payment date falls on a day that is not a business day, the related payment of principal of, and premium and interest, if any, on such Note, will be made on the next succeeding business day as if made on the date the applicable payment was due and no interest will accrue on the amount payable for the period from and after the interest payment date or maturity, as the case may be, unless otherwise indicated in the applicable Note and in the applicable pricing supplement.

The Notes may be issued from time to time at such rates of interest and at par, at a premium or at a discount, the principal value of which at maturity or any other payment may be determined, in whole or in part, by reference to one or more equity, equity-like, debt or debt-like securities, including but not limited to, trust units and mutual fund units, and including, but not limited to, the price, yield or value of such securities, one or more statistical measures of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, the amounts of principal and interest may be payable in installments over the term of the Notes, and the Notes of any series may be subject to redemption or repayment prior to maturity, in each case as specified in the applicable pricing supplement.

Tranches and Series of Notes

The Bank may issue Notes in one or more tranches of one or more series establishing the principal terms of the particular Notes being issued, which shall be set forth in the applicable pricing supplement and which shall include the following, to the extent applicable:

(a) the title of such Notes and the series in which such Notes will be included;

(b) any limit upon the aggregate principal amount of the Notes of such title or the Notes of such series which may be authenticated and delivered;

(c) whether the principal amount, in whole or in part, is protected or at risk;

(d) the date or dates on which the Maturity Consideration of such Notes is payable;

(e) whether Notes will bear interest or whether Notes will be issued as discount Notes or as Linked Notes (as defined below), the rate or rates at which such Notes will bear interest, if any, and, if applicable, the method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable and the regular record date for the interest payable on such Notes on any interest payment date, whether any interest will be paid on defaulted interest, and the basis upon which interest will be calculated;

(f) if the amount of payments of principal of and/or interest, if any, on, and additional amounts in respect of, the Notes may be determined with reference to an index, formula or other item or method, the manner in which such amounts will be determined and the Calculation Agent, if any, with respect thereto;

(g) the type of Maturity Consideration to be delivered to the holders of the Notes upon payment of the discharge of the Notes of such series when due or upon redemption, if all or any portion of the Maturity Consideration is to be other than money;

(h) the period or periods within which, the price or prices at which and the terms and conditions upon which such Notes may be redeemed, in whole or in part, at the option of the Bank, if in addition to the Reimbursement Under Special Circumstances;

(i) the right or obligation, if any, of the Bank, or the holders, as the case may be, to redeem or purchase such Notes and the period or periods within which the price or prices at which and the terms and conditions upon which such Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Notes;

(j) the market disruption events which may trigger an acceleration or postponement of the maturity or amounts payable under the Notes;

(k) the denominations in which Notes of such series, if any, will be issuable if other than denominations of Cdn.$100 and any integral multiple thereof;

(l) if other than Canadian dollars as at the time of payment is legal tender for payment of public or private debts, the Specified Currency in which payment of the principal of and interest, if any, on, and additional amounts in respect of, such Notes will be payable;

(m) if the principal of (and premium, if any) and interest, if any, on, and additional amounts in respect of, such Notes are to be payable, at the election of the Bank or a holder thereof, in a coin or currency, including composite currencies, other than the Specified Currency, the period or periods within which, and the terms and conditions upon which, such election may be made;

(n) whether Notes of the series are to be issuable in fully certificated form or as book-entry Notes and, if in certificated form, whether such Notes are to be issuable initially in global form and, if so, (i) whether beneficial owners of interests in any such Note in global form may exchange such interests for Notes of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur and (ii) the name of the clearing agency with respect to any book-entry Note or temporary global form of Note;

(o) if Notes of such series are to be issuable in fully certificated form only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

(p) the date as of which any book-entry Note representing outstanding Notes of the series will be dated if other than the original issue date of the first such Note of the series to be issued;

(q) the place or places, if any, in addition to or other than the places of payment specified in this Prospectus, where the Maturity Consideration and interest on or additional amounts, if any, payable in respect of such Notes will be payable, where Notes of such series may be surrendered for registration or transfer, where Notes of such series may be surrendered for exchange and where demand to or upon the Bank in respect of such Notes may be served;

(r) any additional terms and provisions with respect to, and any additional conditions, representations, covenants and Events of Default, if any, for such Notes;

(s) any modification or elimination of any of the definitions, representations, covenants, conditions, Events of Default or other terms and provisions of the Notes applicable to such Notes;

(t) whether there will be any organized market for the Notes;

(u) any other provisions, requirements, conditions, indemnities, enhancements or other matters of any nature or kind whatsoever relating to such Notes, including any terms which may be required by, or advisable under any other applicable law or any rules, procedures or requirements of any securities exchange on which any of the Notes are, or are proposed to be, listed or of any over-the-counter market in which any of the Notes are, or are proposed to be, traded or which may be advisable in connection with the marketing of such Notes;

(v) if the Notes are issued under an indenture;

(w) if the Notes will be sold through FundSERV;

(x) the identity of the Calculation Agent, if not the Bank;

(y) the identity of the Paying Agent if not the Transfer Agent and Registrar;

(z) the identity of the Registrar and Transfer Agent, if not National Bank Trust Inc.; and

(aa) any other terms of such Notes.

The Bank will be able, without the consent of holders of any Notes, to issue additional Notes with terms different from those of Notes previously issued and to reopen a previous series of Notes and issue additional Notes of that series. All Notes of any one series will be substantially identical except as to terms such as denomination, stated maturity and the date from which interest, if any, will accrue and except as may otherwise be provided in or pursuant to any pricing supplement or Note certificate.

Interest

Interest rates, interest rate formulas and other variable terms of the Notes are subject to change by the Bank from time to time, but no change will affect any Note already issued or as to which the Bank has accepted an offer to purchase without the holder's consent. Interest rates with respect to Notes offered by the Bank may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any transaction. The Bank may offer Notes with similar variable terms but different interest rates concurrently at any time. The Bank may also concurrently offer Notes having different variable terms to different investors.

Each interest bearing Note will bear interest from the date of issue at the rate per annum or, in the case of a floating rate, exchange rate or other Note in which the interest is determined by reference to a formula, pursuant to the interest rate formula, in each case as stated in the applicable Note and in the applicable pricing supplement, until the Maturity Consideration of the Note is paid or made available for payment. Interest will be payable in arrears on each interest payment date specified in the applicable pricing supplement on which an installment of interest is due and payable and at maturity. Unless otherwise indicated in the applicable pricing supplement, the Bank will be the Calculation Agent.

Fixed Rate Notes

The Bank may offer Notes with a fixed interest rate. Interest on fixed rate Notes will be payable in the manner specified in the applicable Note certificate and in the applicable pricing supplement to the holder of such Note on the applicable record date, on such dates as are specified in the applicable Note certificate and in the applicable pricing supplement and at maturity or upon earlier redemption or repayment. Unless otherwise specified in the applicable pricing supplement, interest on fixed rate Notes will be computed on the basis of a 365-day year or 366-day year, as applicable.

Floating Rate Notes

The Bank may offer Notes having a floating interest rate. Each applicable pricing supplement will specify the terms of any floating rate Notes being delivered. The rate of interest on each floating rate Note will be reset on the dates specified in such Note. If an interest reset date is not a Business Day, such interest reset date will be postponed to the next day that is a Business Day unless otherwise indicated in the applicable Note and in the applicable pricing supplement. Interest on floating rate Notes will be determined by reference to the applicable interest rate formula that is specified in the applicable pricing supplement. Upon the request of the holder of any floating rate Note, the Bank will cause the Calculation Agent to provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next interest reset date with respect to that floating rate Note.

Linked Notes

The Bank may offer notes ("Linked Notes") the principal value of which at maturity or any other payment will be determined, in whole or in part, by reference to:

(a) one or more equity, equity-like, debt or debt-like securities, including, but not limited to, trust units and mutual fund units, and including, but not limited to, the price or yield of such securities;

(b) one or more statistical measures of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index;

(c) the price or value of one or more commodities, indices or other items;

(d) any other item; or

(e) any combination or basket of the foregoing items,

(collectively, the "Linked Securities"). The payment on any Linked Note at maturity will be determined, in whole or in part, by the decrease or increase, as applicable, in the price, value or other measure of the applicable Linked Securities. The terms of and any additional considerations, including any material tax consequences and certain risk factors, relating to any Linked Notes will be described in the applicable pricing supplement.

Payments

In the case of Notes in certificated form, the Bank will make payment of Maturity Consideration at the maturity of each Note in immediately available funds upon presentation and surrender of the Note and, in the case of

any repayment on an optional repayment date, upon submission of a duly completed election form if and as required by the provisions described below, at or from the place or places of payment designated in the Note certificate. Payment of interest due at maturity will be made to the person to whom payment of Maturity Consideration of the Note in certificated form will be made. Unless otherwise specified in the applicable pricing supplement, payment of interest, if any, due on Notes in any series in certificated form other than at maturity will be made by the Paying Agent either by a cheque dated the applicable interest date and sent by prepaid regular mail to the holders of such securities as of the regular record date for such interest three business days before the interest payment date or by wire transfer of immediately available funds, if appropriate wire transfer instructions have been received in writing by the Paying Agent not less than 15 days prior to the applicable interest payment date. Any wire instructions received by the Paying Agent shall remain in effect until revoked by the holder.

The Bank will make payments of principal or Maturity Consideration of, and premium and interest, if any, on, Notes in book-entry form through the Paying Agent or, if the Paying Agent is unable to act in connection with the payment of certain Maturity Consideration other than money, through another designated Paying Agent, to the depository or its nominee. See "Depository — CDS Procedures".

Form of the Notes and Transfer

The Notes of each series will be issued in fully registered form only and will be either in fully certificated form or as book-entry Notes transferable only through The Canadian Depository for Securities Limited ("CDS") or any other depository specified in the applicable pricing supplement. Unless otherwise specified in an applicable pricing supplement, all Notes will be issued in fully registered book-entry form only. See "Depository — Book-Entry Only Securities".

Registers showing the registered holders of all Notes (including any global certificates for book-entry Notes) will be kept at the principal transfer offices of the Transfer Agent and Registrar in Montreal or at any other place as the Bank may designate. Any registered holder of a Note of any series in certificated form may transfer the Note by executing the form of transfer provided on the reverse side of the Note in person or by attorney duly appointed in writing and forwarding the Note to the Transfer Agent and Registrar at the principal transfer office of the Transfer Agent and Registrar in Montreal or at any other place as the Bank may designate, for issuance of a new Note payable to and registered in the name of the transferee. The Notes issued upon any such transfer will be of the same series and have the same terms and conditions as the Notes submitted for transfer, including the same principal amount, rate or method of calculating interest, if any, and maturity date. Such transfer will be effected upon the Bank or the Transfer Agent and Registrar, as the case may be, being satisfied with the documents of title, subject to the provisions of the Note certificate relating to transfers and such other reasonable regulations as the Bank may from time to time agree upon with the Transfer Agent and Registrar. During the period from the relevant record date to a date fixed for payment of interest or Maturity Consideration, as applicable, the Transfer Agent and Registrar shall not be required to register the transfer of a Note.

Notes in book-entry form may be transferred or exchanged only through a participating member of CDS, or any other depository as is identified in an applicable pricing supplement. See "Depository — CDS Procedures". There will be no service charge for any registration of transfer or exchange of Notes, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange, other than exchanges pursuant to the terms of the Notes not involving any transfer.

Redemption at the Option of the Bank

Subject to a Reimbursement Under Special Circumstances, the Bank may redeem the Notes of any series at its option prior to their stated maturity only if a redemption right is specified in the applicable Notes and in the applicable pricing supplement. If so indicated in the applicable pricing supplement, the Bank may redeem the Notes of such series at its option on any date on and after the applicable initial redemption date specified in the applicable pricing supplement. On and after the initial redemption date, if any, the Bank may redeem the related Note at any time in whole or from time to time in part at its option at the applicable redemption price specified in the applicable pricing supplement, together with any accrued interest on the principal of the applicable Note payable to the redemption date, on notice given to the holders of the Notes of such series, unless otherwise specified in the applicable pricing supplement, at least 30 but not more than 60 days before the redemption date. The Bank shall not

be required to issue, register the transfer of or exchange any Notes of any series during a period of 15 days prior to the mailing of a notice of redemption of Notes. If redeemed in part, the Bank will redeem the Notes in increments equal to the authorized denomination, provided that any remaining principal amount will be an authorized denomination of the applicable Note.

Repayment at the Option of the Holder

If so indicated in an applicable pricing supplement, the Bank will repay the Notes of any series in whole or in part at the option of the holders of the Notes of such series on any optional repayment date specified in the applicable pricing supplement. If no optional repayment date is indicated with respect to the Notes of such series, such Notes will not be repayable at the option of the holders before their stated maturity. Any repayment in part will be in an amount equal to the authorized denomination or integral multiples thereof, provided that any remaining principal amount will be an authorized denomination of such Notes. The applicable pricing supplement will specify the amount payable upon such repurchase. For any Notes to be repaid, the Paying Agent must receive, at its principal offices in Montreal, not more than 60 nor less than 30 days before the optional repayment date:

- in the case of a Note in certificated form, the Note and any duly completed redemption form as may be specified by the Bank; or

- in the case of a Note in book-entry form, instructions to that effect from the applicable beneficial owner of the Notes to the participant through which such owner owns its interest and forwarded by such participant to the depository and by the depository to the Paying Agent.

Notices of elections from a holder to exercise the repayment option must be received by the Paying Agent by 5:00 p.m. (Eastern Standard Time) on the last day for giving such notice. Exercise of the repayment option by the holder of a Note will be irrevocable.

Only the depository may exercise the repayment option in respect of Notes in book-entry form. Accordingly, beneficial owners of book-entry Notes that desire to have all or any portion of such Notes repaid must instruct the participant through which they own their interest to direct the depository to exercise the repayment option on their behalf by forwarding the repayment instructions to the Paying Agent as discussed above. In order to ensure that the instructions are received by the Paying Agent on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of Notes in book-entry form should consult the participants through which they own their interest for the respective deadlines. All instructions given to participants from beneficial owners of Notes in book-entry form relating to the option to elect repayment will be irrevocable. In addition, at the time instructions are given, each beneficial owner will cause the participant through which it owns its interest to tender its interest in the Notes in book-entry form, on the depository's records, to the Trustee for repayment. See "Depository — CDS Procedures".

Unless otherwise stated in the terms of a Note, the Bank may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Bank may, at the discretion of the Bank, be held, resold or surrendered for cancellation.

Reimbursement Under Special Circumstances

In the event of a Special Circumstance, all of the outstanding Notes of any series may be redeemed, at the option of the Bank, upon 30 days' prior notice furnished in writing by the Bank, in the manner set forth under "Notice to Holders", a "Reimbursement Under Special Circumstances".

A "Special Circumstance" means a case where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice; or an event occurs, or is expected to occur, caused by circumstances beyond the control of the Bank, making it, or operating to make it, illegal or disadvantageous, from a

legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Notes to remain outstanding.

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Notes of any series, the Bank will set a date for the reimbursement of the Notes (the "Special Reimbursement Date"). Unless otherwise indicated in the pricing supplement, a holder of record on such date shall be entitled to receive from the Bank an amount per Note in the Specified Currency equal to the value of the Notes as established by the Calculation Agent acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as, the interest rates and the time remaining to the maturity date or to any redemption or optional repayment date, as the case may be. Unless otherwise specified in the applicable pricing supplement, the Bank will make available to holders of Notes, no later than 4:15 p.m. (Eastern Standard Time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

Unless otherwise specified in the applicable pricing supplement, the following will apply upon the occurrence of a Market Disruption Event. If the Calculation Agent determines that a Market Disruption Event has occurred on any date upon which any valuation in respect of the Notes is scheduled (the "Valuation Date"), then such Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event in effect. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date; and (b) the valuation of the Notes, or underlying component of the Notes, used for determining the amount payable on the Notes at maturity will be a price estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means, in respect of the Notes, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Bank or any person that does not deal at arm's length with the Bank which has or will have a material adverse effect on the ability of the Bank generally to place, maintain or modify hedge positions in respect of the Notes. A Market Disruption Event may include, without limitation, any of the following events:

(a) any suspension of or limitation on trading (by reason of movements in price exceeding permitted limits, or otherwise) (i) on an applicable exchange, or (ii) on any applicable related market in futures or options linked to the underlying interest or the Notes, where such suspension or limitation occurs or exists during the one-half hour period prior to the scheduled close of regular trading on the applicable exchange or related market and where, in the determination of the Calculation Agent, such suspension or limitation is material;

(b) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for the Bank generally to place, maintain or modify hedge positions in respect of the underlying interest or the Notes;

(c) the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the U.S. or any other country, or any political subdivision thereof which has a material adverse effect on the financial markets of Canada or the U.S.;

(d) any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the underlying interest or the Notes or on the Bank's ability to place, maintain or modify hedges of positions with respect to the Notes or a material adverse effect on the Canadian or the U.S. economy or the trading of securities generally on any applicable exchange or related market; or

(e) the disappearance of any relevant security, commodity, index, currency or other item or basket of items to which a Linked Note is referenced, or the disappearance of the trading therein.

Other Provisions; Addenda

Any provisions with respect to an issue of Notes of any series, including the determination of one or more Interest Rate Bases, the specification of one or more Interest Rate Bases, the calculation of the interest rate applicable to a floating rate Note, the applicable interest payment dates, the stated maturity date, any redemption or repayment provisions or any other matter relating to the applicable Notes may be modified by the terms as specified under "Other Provisions" on the face of the applicable Notes or in an addendum relating to the applicable Note certificate, if so specified on the face of the applicable Note certificate and in the applicable pricing supplement.

Depository

Book-Entry Only Securities

Unless otherwise specified in the applicable pricing supplement, upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global notes ("Book-Entry Notes"). Each Book Entry Note will be held by, or on behalf of, CDS or such other entity designated in writing by the Bank to act as depository. The Book-Entry Notes will be registered in the name of CDS or its nominee. Except as described below under "Exchange for Notes in Certificated Form", no Book Entry Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository, or another nominee of the depository, or by the depository or any such nominee to a successor of the depository, or a nominee of the successor.

Ownership of the Notes will be constituted through beneficial interests in the Book-Entry Notes, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the depository, acting on behalf of the beneficial owners of such Notes. Each purchaser of a Note represented by a Book Entry Note will receive a customer confirmation of purchase from the selling agent from whom the Notes are purchased in accordance with practices and procedures of such selling agent.

CDS Procedures

The following is based on information provided by CDS:

Upon the issuance by the Bank of Book-Entry Notes represented by a Global Note, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Notes represented by such Global Note to the accounts of its participants. The accounts to be credited shall be designated by the Dealers of such Book-Entry Notes, or the Bank, if such Book-Entry Notes are offered and sold directly by the Bank, as the case may be. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Book-Entry Notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through such participants (with respect to persons other than participants in the depository).

So long as the depository for a Global Note, or its nominee, is the registered owner of the Global Note, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Global Note. Except as provided below, owners of beneficial interests in Book-Entry Notes represented by such Global Note or Global Notes will not be entitled to have Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Book-Entry Notes in definitive form and will not be considered the registered owners or holders thereof.

Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person

owns its interest, to exercise any rights of a holder under a Global Note. The Bank understands that under existing policies of the depository and industry practices, if the Bank requests any action of holders or if an owner of a beneficial interest in such a Global Note desires to give any notice or take any action which a holder is entitled to give or take under a Global Note, the depository would authorize the participants holding the relevant beneficial interests to give such notice or take such action. Any beneficial owner that is not a participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a participant to give such notice or take such action.

Payments of principal or Maturity Consideration of, premium, if any, and interest, if any, on, the Book-Entry Notes represented by a Global Note registered in the name of the depository or its nominee will be made by the Bank (or a paying agent, if specified by the Bank) to the depository or its nominee, as the case may be, as the registered owner of a Global Note. None of the Bank, the paying agent (if any) or any other agent of the Bank will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Except in the circumstance described in the following paragraph, the Bank expects that the depository or its nominee, upon receipt of any payment of principal or Maturity Consideration of, premium, if any, or interest, if any, on, a Global Note, will immediately credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Note as shown on the records of the depository. The Bank also expects that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

Unless otherwise specified in the applicable pricing supplement, a beneficial owner of Book-Entry Notes that are denominated in a currency other than Canadian or U.S. dollars (a "Specified Currency") electing to receive payments of principal or any premium or interest in that Specified Currency must, on or before the date specified in the applicable pricing supplement, notify the participant of the depository through which its interest is held of the beneficial owner's election to receive all or a portion of any payment in a Specified Currency. The participant must notify the depository of any election on or before the third Business Day after the regular record date. The depository will notify the paying agent of the election on or before the fifth Business Day after the regular record date. If complete instructions as specified in the applicable pricing supplement are received by the participant and forwarded to the depository, and forwarded by the depository to the paying agent, on or before the relevant dates, the beneficial owner of the Book-Entry Notes will receive payments in the Specified Currency.

Exchange for Notes in Certificated Form

If the depository is at any time unwilling or unable to continue as depository for the Notes of any series and a successor depository is not appointed by the Bank within 60 days, the Bank will issue certificated Notes in exchange for all outstanding Global Notes. In addition, the Bank may at any time determine not to have Book-Entry Notes represented by Global Notes and, in such event, will issue certificated Notes in exchange for all Global Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to have certificated Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such certificated Notes. Such certificated Notes shall be registered in such name or names as the depository shall instruct the Bank or its paying agent. It is expected that such instructions may be based upon directions received by the depository from participants with respect to beneficial interests in such Global Notes. Certificated Notes so issued will be issued in such denominations as the Bank may determine from time to time and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of such certificated Notes, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Modification and Waiver

The Global Note of a series of Notes may be amended without the consent of the holders by agreement between the Bank and the Dealers if, in the reasonable opinion of the Bank and the Dealers, the amendment would not materially and adversely affect the interests of the holders. In other cases, the Global Note may be amended by the Bank if the amendment is approved by a resolution passed by the favorable votes of the Holders of not less than

66 2/3% of the principal amount of Notes of a series outstanding represented at a meeting convened for the purposes of considering the resolution, or by written resolution signed by holders of not less than 66 2/3% of the principal amount of Notes of a series outstanding. Quorum for a meeting shall be reached if holders of 10% or more of the principal amount of Notes of a series outstanding are present at the meeting. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the holders present at such adjourned meeting. The Notes do not carry the right to vote in any other circumstances.

The holders of not less than a majority in principal amount of the outstanding Notes of any series may waive past defaults under the Notes and waive compliance by the Bank with certain provisions of the Notes, except as described under "Events of Default".

Events of Default

Each of the following will be an event of default (an "Event of Default") with respect to Notes of any series:

- default in the payment of any interest of any Note of that series when due, and continuing for 30 days;
- default in the payment of any Maturity Consideration of any Note of that series when due; and
- bankruptcy, insolvency or appointment of a liquidator or receiver and manager of the Bank.

If an Event of Default occurs and is continuing for Notes of any series, the holders of not less than 25% in principal amount of the outstanding Notes of that series may declare all amounts, or any lesser amount provided for in the Notes of that series, to be immediately due and payable. At any time after the holders have made such a declaration of acceleration with respect to the Notes of any series but before a judgment or decree for payment of money due has been obtained, the holders of a majority in principal amount of the outstanding Notes of that series, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Notes of that series, other than the non-payment of the principal of the Notes of that series which has become due solely by such declaration of acceleration, have been remedied or waived.

The holders of a majority in principal amount of the outstanding Notes of any series may waive an Event of Default, on behalf of the holders of all the Notes of such series, except a default:

- in the payment of any amounts due and payable under the Notes of such series; or
- in respect of an obligation of the Bank contained in, or a provision of, the Notes certificate which cannot be modified under the terms of the Notes certificate without the consent of the holder of each outstanding Note of the series affected.

The holders of a majority in principal amount of the outstanding Notes of any series may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Notes, provided that such direction does not conflict with any applicable law or the Notes certificate.

The Notes will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The Note certificate will contain the relevant terms under which a holders' meeting may take place for the purposes of the foregoing rights.

Notice to Holders

All notices to the holders of Notes regarding the Notes will be validly given if (i) given through CDS to CDS Participants, and (ii) published once in an important French language Canadian newspaper and in the national edition of an important English language Canadian newspaper.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

RISK FACTORS

An investment in the Notes involves certain risks. Holders should, in consultation with their own financial and legal advisers, carefully consider, among other matters, the following discussion of risks, as well as any discussion of risks contained in a prospectus supplement relating to a specific offering of Notes, before deciding whether an investment in the Notes is suitable. The Notes are not a suitable investment for a prospective purchaser who does not understand their terms or the risks involved in holding the Notes.

Bank's Creditworthiness

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this Prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings of the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and hereby affect the Bank's liquidity, business, financial condition or results of operations.

Principal at Risk; Structural Risks of Notes Indexed to Interest Rate, Currency or Other Indices or Formulas

Notes indexed to one or more interest rate, currency, commodity, index or other items or formulas will carry significant risks not associated with a conventional fixed rate or floating rate debt security. These risks include fluctuation of the indices or formulas and the possibility (depending on the terms of the Notes) that a holder will receive a lower, or could receive no, amount of principal, premium or interest, or that a holder may receive such payments at different times than expected. The Bank has no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in that index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile, and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Uncertain Trading Market for the Notes; Many Factors Affect the Trading Value of the Notes

Unless otherwise specified in the applicable pricing supplement, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation.

There can be no assurance that a trading market for the Notes will ever develop or be maintained. Unless otherwise in the prospectus supplement, the Notes will not be listed on any exchange. Many factors independent of the Bank's creditworthiness may affect the trading in the Notes. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes if they are indexed to one or more interest rate, currency or other indices or formulas;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, because some Notes are designed for specific investment objectives or strategies, these Notes will have a more limited trading market and may experience more price volatility. There may be a more limited number of buyers for these Notes. This may affect the price a holder receives for these Notes or a holder's ability to sell these Notes at all.

Risks Relating to Unsecured Nature of the Notes

The Notes will not be secured by any of the assets of the Bank. Therefore, holders of secured indebtedness of the Bank would have a claim on the assets securing such indebtedness that ranks prior to your claim on such assets and would have a claim that ranks *pari passu* with the claim of holders of Notes on such assets to the extent that such security did not satisfy such secured indebtedness.

Redemption May Adversely Affect Your Return on the Notes

If Notes are redeemable or are otherwise subject to mandatory redemption, such Notes may be redeemed at times when prevailing interest rates may be relatively low. In such case, a holder generally would not be able to reinvest the redemption proceeds at a comparable effective interest rate. Moreover, upon redemption prior to maturity, a holder may not be able to participate fully in the return that might have occurred at such time.

Risks Relating to Notes in Foreign Currencies

Notes denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios, which give effect to the debentures outstanding as of October 31, 2005 and October 31, 2004, respectively, are calculated as at October 31, 2005 and October 31, 2004 and do not reflect the issuance of any Notes under this Prospectus:

	October 31, 2005	October 31, 2004
Earnings coverage on subordinated debentures	12.71 times	12.61 times

The ratios as at October 31, 2005 and 2004 or for the twelve-month period then ended are based on financial information which are audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at October 31, 2005 and 2004, respectively.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

SUBORDINATED DEBENTURES, SHARE CAPITAL, CONTRIBUTED SURPLUS, UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND RETAINED EARNINGS

The following table sets out the subordinated debentures, share capital, contributed surplus, unrealized foreign currency translation adjustments and retained earnings of the Bank as at the respective dates:

	As of October 31	
	2005	2004
	(millions of $)	
Subordinated Debentures	$1,102	$1,408
Capital Stock — Preferred	$400	$375
— Common	$1,565	$1,545
Contributed Surplus	$13	$7
Unrealized foreign currency translation adjustments	$(26)	$(10)
Retained Earnings	$2,645	$2,287

PLAN OF DISTRIBUTION

The Notes may be offered by NBF and such other Dealers as may be selected from time to time by the Bank under an agreement (the "Dealer Agreement") dated as of February [illegible], 2006, as the same may be amended and supplemented from time to time, between the Bank and the Dealers. The Dealers shall act as the Bank's agents or as principals, as the case may be, subject to confirmation by the Bank pursuant to the Dealer Agreement. The rate of commission payable in connection with sales of the Notes by the Bank through the Dealers acting as agents will be determined between the Bank and the Dealers and will be set out in the applicable pricing supplement. The Notes may be offered at a discount or a premium.

The Bank may also sell Notes to any Dealer, as principal, at such prices and with such commissions as may be agreed upon by the Bank and such Dealer, for resale to the public at prices to be negotiated by the Dealer with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. A Dealer's compensation for such transactions will vary by the amount by which the aggregate price paid for the Notes by purchasers exceeds or is less than the gross proceeds paid to the Bank by the Dealer, acting as principal, for such Notes.

The Notes may also be offered directly by the Bank to purchasers pursuant to applicable statutory exemptions at such prices and on such terms as may be negotiated with any purchaser. No commission will be payable on Notes sold directly to purchasers by the Bank.

The Bank may also pay a selling concession fee to representatives, including representatives employed by the Dealers, in connection with the sale of Notes to their clients. The Bank may further pay a trailer fee to representatives, including representatives employed by the Dealers, in connection with the continued holding of Notes by their clients. Moreover, the Bank may also pay a structuring fee to a Dealer in connection with the structuring of a particular issue of Notes. Any such selling concession fee, trailer fee and structuring fee will be set forth in the applicable pricing supplement.

The obligation of the Dealers, when purchasing as principal, under the Dealer Agreement may be terminated upon the occurrence of certain stated events. In connection with any offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in an open market. Such transactions, if commenced, may be discontinued at any time.

There is no established trading market for the Notes. Unless otherwise specified in a pricing supplement relating to the Notes, the Notes will not be listed on any securities or stock exchange. Any Dealers to or through whom Notes are sold by the Bank for public offering and sale may make a market in the Notes, but such Dealers will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Notes will develop or as to the liquidity of any trading market for the Notes.

The Bank and, if applicable, each of the Dealers reserve the right to reject any offer to purchase Notes in whole or in part. The Bank also reserves the right to withdraw, cancel or modify the offering of Notes under this Prospectus without notice.

NBF was involved in the decision to distribute Notes hereunder and will be involved throughout the currency of this Prospectus in the determination of the terms of each particular offering of Notes. NBF is a wholly-owned subsidiary of the Bank. Consequently, the Bank is a "related issuer" of NBF within the meaning of applicable securities legislation in connection with the offering of Notes under this Prospectus. The Dealers who signed the Dealer Agreement have performed due diligence in connection with the offering of Notes under this Prospectus. NBF will receive a commission in connection with its acting as a Dealer for the distribution of the Notes under this Prospectus. In addition, NBF may receive payment of a structuring fee in connection with the structuring of a particular Notes issue, such fee to be specified in the applicable pricing supplement.

SELLING RESTRICTIONS

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Notes may not at any time be offered, sold, resold or delivered, directly or indirectly, in the United States or to, for the account or benefit of, any U.S. Person or to others for offer, sale, resale or delivery, directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person. Offers, sales, resales or deliveries of the Notes, or interests therein, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons would constitute a violation of United States securities laws unless made in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. As used herein, "United States" means the United States of America (including the States and District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and "U.S. Person" means (i) any natural person who is a citizen of or resident in the United States; (ii) any partnership, corporation, trust or other entity organized under the laws of the United States or owned beneficially primarily by U.S. Persons; (iii) any estate or trust of which any executor, trustee or similar person is a U.S. Person unless the beneficiaries are not U.S. Persons and a non-U.S. Person who is also an executor, trustee or similar person has or shares investment discretion; (iv) any U.S. agency or branch of a foreign entity located in the United States; (v) any non-discretionary account held for the benefit of a U.S. Person; and (vi) any discretionary account held for the benefit of a U.S. Person.

The Dealers have agreed that they will not offer, sell, resell or redeliver, directly or indirectly, any Notes in the United States or to, or for the account or benefit of, any U.S. Person or to others for offer, sale, resale or delivery, directly or indirectly, in the United States or to, or for the account or benefit of, any such U.S. Person. Any person purchasing Notes will be deemed to have agreed that (i) it will not at any time offer, sell, resell or deliver, directly or indirectly, any Notes so purchased in the United States or to, or for the account or benefit of, any U.S. Person or to others for offer, sale, resale or delivery, directly or indirectly, in the United States or to, or for the

account or benefit of, any U.S. Person, (ii) it is not purchasing any Notes for the account or benefit of any U.S. Person, (iii) it will not make offers, sales, resales or deliveries of any Notes (otherwise acquired), directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person, and (iv) it will deliver, to each person to whom it transfers any Notes or interests therein, notice of any restrictions on transfer of the Notes.

FUNDSERV

Unless otherwise specified in the applicable pricing supplement, some holders of Notes may purchase Notes through dealers and other firms that facilitate purchase and related settlement through a clearing and settlement service operated by FundSERV Inc. ("FundSERV"). The following information about FundSERV is pertinent for such holders. Holders should consult with their financial advisors as to whether their Notes have been purchased through FundSERV and to obtain further information on FundSERV procedures applicable to those holders.

General Information

FundSERV is owned and operated by both fund sponsors and distributors and provides distributors of funds and certain other financial products with online order access to such financial products. FundSERV was originally designed and is operated as a mutual fund communications network facilitating members in electronically placing, clearing and settling mutual fund orders. In addition, FundSERV is currently used in respect of other financial products that may be sold by authorized representatives, such as the Notes. FundSERV enables its participants to clear certain financial product transactions between participants, to settle the payment obligations arising from such transactions, and to make other payments between themselves.

Notes Purchased through FundSERV

If Notes are issued in book-entry form, they will be represented by fully registered global notes that will be deposited with CDS. Notes purchased through FundSERV will also be evidenced by those Global Notes, as are all other Notes. See "Description of the Notes - Depository" above for further details on CDS as a depositary and related matters with respect to the Global Notes. Holders holding Notes purchased through FundSERV will therefore have an indirect beneficial interest in the Global Notes. That beneficial interest will be recorded in CDS as being owned by an affiliate of the Bank (the "Bank Affiliate"). This Bank Affiliate in turn will record in its books respective beneficial interests in the Notes purchased through FundSERV. A holder of Notes should understand that the Bank Affiliate will make such recordings as instructed through FundSERV by the holder's financial advisor.

In order to purchase Notes purchased through FundSERV, unless otherwise specified in the applicable pricing supplement, the subscription price therefore must be delivered to the Bank in immediately available funds at least four days prior to the issuance date. Despite delivery of such funds, the Bank reserves the right not to accept any offer to purchase Notes through FundSERV. If Notes purchased through FundSERV are not issued to the holder for any reason, such funds will be returned forthwith to the holder. In any case, whether or not the Notes purchased through FundSERV are issued, no interest or other compensation will be paid to the holder on such funds.

Sale of Notes through FundSERV

A holder wishing to sell Notes purchased through FundSERV prior to the maturity date of the Notes is subject to certain procedures and limitations to which a holder holding Notes through a full service broker with direct connections to CDS may not be subject. Any holder wishing to sell a Note purchased through FundSERV should consult with his or her financial advisor in advance in order to understand the timing and other procedural requirements and limitations of selling. A holder must sell Notes purchased through FundSERV by using the "sale" procedures of FundSERV; any other sale is not possible. Accordingly, a holder will not be able to negotiate a sale price for Notes purchased through FundSERV. Instead, the financial advisor for the holder will need to initiate an irrevocable request to sell the Notes purchased through FundSERV in accordance with the then established procedures of FundSERV for the Notes. Generally, this will mean the financial advisor will need to initiate the sale request by 12:00 p.m. (Eastern Standard Time) on the Wednesday of each week (or the following Day if such day is not a Business Day), or such other day or time as may hereafter be established by the Bank and the Dealers (the

"Sale Deadline Date"). Any request received after such time will be deemed to be a request sent and received on the following week. Sale of the Notes purchased through FundSERV will be effected at a sale price (the "Net Bid Price") equal to the FundSERV "net asset value" of a Note on the applicable week as posted to FundSERV by the Bank Affiliate on the Sale Deadline Date after the close of markets.

Holders should also be aware that from time to time such "redemption" mechanism to sell Notes purchased through FundSERV may be suspended for any reason without notice, thus effectively preventing holders from selling their Notes purchased through FundSERV. Potential holders requiring liquidity should carefully consider this possibility before purchasing Notes through FundSERV.

NBF will be the fund sponsor for the Notes within FundSERV. If the applicable pricing supplement specifies that a secondary market for the Notes will be maintained, NBF, on behalf of the Dealers, will provide the Bank Affiliate for posting, under normal market conditions, a "net asset value" for the Notes on a weekly basis, which value may also be used for valuation purposes in any statement sent to holders. The Net Bid Price will actually represent the Dealers' bid price for the Notes (i.e., the price they are offering to purchase Notes in the secondary market) for the applicable week. There is no guarantee that the Net Bid Price for any week is the highest bid price possible in any secondary market for the Notes, but will represent the Dealers' bid price generally available to all holders, including clients of the Dealers. Such bid price will reflect the amount of Notes offered for sale in the secondary market.

A holder holding Notes purchased through FundSERV should realize that the Notes purchased through FundSERV may not be transferable to another dealer, if the holder were to decide to move his or her investment accounts to such other dealer. In that event, the holder would have to sell the Notes purchased through FundSERV pursuant to the procedures outlined above. In addition, purchasers who wish to purchase Notes through FundSERV for registered accounts such as RRSPs will need to have their own self-directed registered accounts.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by Stikeman Elliott LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated February <*>, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2005. Our report is dated December 8, 2005.

<*>

Chartered Accountants

Montreal, Canada

February <*>, 2006

CERTIFICATE OF THE BANK

Dated: February 9, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(signed) RÉAL RAYMOND
President and
Chief Executive Officer

(signed) PIERRE FITZGIBBON
Senior Vice-President Finance, Technology and
Corporate Affairs
(as Chief Financial Officer)

On behalf of the Board of Directors

(signed) JEAN DOUVILLE
Director

(signed) GÉRARD COULOMBE
Director

CERTIFICATE OF THE DEALER

Dated: February 9, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

Per: (Signed) MICHAEL D. SHUH

NATIONAL BANK OF CANADA

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

RECEIVED
2006 MAR -5 A 10:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NATIONAL BANK OF CANADA

The Annual Meeting of Shareholders of National Bank of Canada will be held at 9:30 a.m. on Wednesday, March 8, 2006, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that :

1. I am an authorized officer of National Bank Trust Inc., a trust company duly incorporated, having its head office at 1100 University, Montreal.
2. National Bank Trust Inc. is the Transfer Agent and Registrar for the Preferred Shares Series 15 and 16 of the Capital Stock of **NATIONAL BANK OF CANADA.**
3. National Bank Trust Inc. confirm that the mailing of the following documents **began on January 20, 2006 and was completed on January 27, 2006** to the address of all registered Shareholders of the Bank of record January 18, 2006:

A) Annual Report 2005;
B) Notice of Annual Meeting of Shareholders and Management Proxy Circular;
C) Minutes of the Annual Meeting of Holders of Common Shares of National Bank of Canada held on March 2, 2005;
D) Return card to shareholders regarding future Interim Reports.

Montréal, this twenty-seventh (27th) day of the month of January, two thousand six (2006).

NATIONAL BANK TRUST INC.
Tel.: 1 (800) 341-1419

By : (Signed) Sylvie St-Pierre
Authorized Officer

CANADA

PROVINCE DE QUÉBEC

DISTRICT DE MONTRÉAL

BANQUE NATIONALE DU CANADA

L'assemblée annuelle des actionnaires de la Banque Nationale du Canada aura lieu le mercredi 8 mars 2006, à 9 h 30, à l'Hôtel Fairmont Le Reine Elizabeth, situé au 900, boul. René-Lévesque Ouest, Montréal (Québec).

CERTIFICAT D'ENVOI

Je soussignée, Sylvie St-Pierre, certifie par la présente que :

1. Je suis un officier autorisé du Trust Banque Nationale inc., société de fiducie dûment constituée, ayant son siège social au 1100, rue University, Montréal.

2. Le Trust Banque Nationale inc. est l'agent des transferts et l'agent chargé de la tenue des registres pour les actions privilégiées séries 15 et 16 du capital-actions de **BANQUE NATIONALE DU CANADA**.

3. Le Trust Banque Nationale inc. confirme que l'envoi des documents suivants **a débuté le 20 janvier 2006 et a été complété le 27 janvier 2006**, à l'adresse de tous les actionnaires inscrits au registre de la Banque le 18 janvier 2006:

A) Rapport Annuel 2005;
B) Avis d'assemblée annuelle des actionnaires et circulaire de sollicitation de procuration de la direction;
C) Procès-verbal de l'assemblée annuelle des détenteurs d'actions ordinaires de la Banque Nationale du Canada tenue le 2 mars 2005;
D) Carte-réponse aux actionnaires concernant les envois trimestriels futurs;

Montréal, ce vingt-septième (27ième) jour du mois de janvier, deux mille six (2006).

TRUST BANQUE NATIONALE INC.
Tél. : 1 (800) 341-1419

Par :(Signée) Sylvie St-Pierre
Officier autorisé

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

NATIONAL BANK OF CANADA

The Annual Meeting of Shareholders of National Bank of Canada will be held at 9:30 a.m. on Wednesday, March 8, 2006, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that :

1. I am an authorized officer of National Bank Trust Inc., a trust company duly incorporated, having its head office at 1100 University, Montreal.

2. National Bank Trust Inc. is the Transfer Agent and Registrar for the common shares of the Capital Stock of **NATIONAL BANK OF CANADA.**

3. National Bank Trust Inc. confirm that the mailing of the following documents **began on January 20, 2006 and was completed on January 27, 2006** to the address of all registered Shareholders of the Bank of record January 18, 2006:

A) Annual Report 2005;
B) Notice of Annual Meeting of Shareholders and Management Proxy Circular;
C) Proxy Form;
D) Minutes of the Annual Meeting of Holders of Common Shares of National Bank of Canada held on March 2, 2005;
E) Return card to shareholders regarding future Interim Reports;
F) Return Envelope.

Montréal, this twenty-seventh (27th) day of the month of January, two thousand six (2006).

NATIONAL BANK TRUST INC.
Tel.: 1 (800) 341-1419

By : (Signed) Sylvie St-Pierre
Authorized Officer

CANADA

PROVINCE DE QUÉBEC

DISTRICT DE MONTRÉAL

BANQUE NATIONALE DU CANADA

L'assemblée annuelle des actionnaires de la Banque Nationale du Canada aura lieu le mercredi 8 mars 2006, à 9 h 30, à l'Hôtel Fairmont Le Reine Elizabeth, situé au 900, boul. René-Lévesque Ouest, Montréal (Québec).

CERTIFICAT D'ENVOI

Je soussignée, Sylvie St-Pierre, certifie par la présente que :

1. Je suis un officier autorisé du Trust Banque Nationale inc., société de fiducie dûment constituée, ayant son siège social au 1100, rue University, Montréal.

2. Le Trust Banque Nationale inc. est l'agent des transferts et l'agent chargé de la tenue des registres pour les actions ordinaires du capital-actions de **BANQUE NATIONALE DU CANADA.**

3. Le Trust Banque Nationale inc. confirme que l'envoi des documents suivants **a débuté le 20 janvier 2006 et a été complété le 27 janvier 2006**, à l'adresse de tous les actionnaires inscrits au registre de la Banque le 18 janvier 2006:

A) Rapport Annuel 2005;
B) Avis d'assemblée annuelle des actionnaires et circulaire de sollicitation de procuration de la direction;
C) Formulaire de procuration;
D) Procès-verbal de l'assemblée annuelle des détenteurs d'actions ordinaires de la Banque Nationale du Canada tenue le 2 mars 2005;
E) Carte-réponse aux actionnaires concernant les envois trimestriels futurs;
F) Enveloppe-réponse.

Montréal, ce vingt-septième (27ième) jour du mois de janvier, deux mille six (2006).

TRUST BANQUE NATIONALE INC.
Tél. : 1 (800) 341-1419

Par :(Signée) Sylvie St-Pierre
Officier autorisé